UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 3)

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

TELLABS, INC.

(Name of Subject Company)

TELLABS, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

879664100

(CUSIP Number of Class of Securities)

James M. Sheehan, Esq.

Executive Vice President,

General Counsel, Chief Administrative Officer and Secretary

Tellabs, Inc.

One Tellabs Center

1415 West Diehl Road

Naperville, Illinois 60563 Telephone (630) 798-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

COPIES TO:

Beth E. Flaming

Imad Qasim

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Tellabs, Inc., a Delaware corporation (“Tellabs” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Blackhawk Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Blackhawk Holding Vehicle LLC, a Delaware limited liability company (“Parent”). Parent and Purchaser are affiliates of Marlin Equity III, L.P., a Delaware limited partnership, Marlin Equity IV, L.P., a Delaware limited partnership, and Marlin Management Company, LLC, a Delaware limited liability company, as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 1, 2013 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase any and all of the outstanding Shares at a price per Share of $2.45, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2013 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the subsection entitled “Cautionary Statement Regarding Forward-Looking Statements” the following new subsection:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 11:59 p.m., New York City time, on December 2, 2013. Computershare Trust Company, N.A., the depositary, has advised that, as of that time, 284,506,571 Shares had been validly tendered into the Offer and not properly withdrawn, representing approximately 76.0375% of the Shares outstanding on a fully diluted basis. The number of Shares validly tendered into the Offer and not properly withdrawn satisfied the Minimum Tender Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares that were validly tendered into the Offer and not properly withdrawn.

On December 3, 2013, the Merger was consummated pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are held in the treasury of the Company, owned of record by any wholly-owned subsidiary of the Company or owned of record by Parent or any of its wholly-owned subsidiaries and (ii) Shares held by stockholders, if any, who are entitled to appraisal rights under Section 262 of the DGCL and who have complied with all of the provisions of the DGCL concerning the right of holders of Shares to require appraisal of such Shares) was automatically converted into the right to receive the Merger Consideration, less any applicable withholding taxes, and all such Shares were canceled and ceased to exist.

Parent intends to cause all Shares to be delisted from the Nasdaq Stock Market and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELLABS, INC.

By:	/s/ Lawrence A. Rieger
Lawrence A. Rieger
Acting Chief Financial Officer

Dated: December 3, 2013